ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Financial Statements
and
Independent Auditors' Report
December 31, 2020

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3)

A statement of financial condition and supplemental report on internal control, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Table of Contents







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21410

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Isaak Bond Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 South Wadsworth Boulevard, Suite 590
(No. and Street)

Lakewood (City) CO (State) 80235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Lemek 303-62
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
(Name – *if individual, state last, first, middle name*)

999 18th Street, Suite 300 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald J. Lemek _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Isaak Bond Investments, Inc. and Subsidiary _____, as of December 31 _____, 20 2020 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VP-Operations & CFO

Title

TAMRA SCHROEDER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20164021574
MY COMMISSION EXPIRES JULY 29, 2024

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Owners of
Isaak Bond Investments, Inc. and subsidiary

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Isaak Bond Investments, Inc. and subsidiary as of December 31, 2020, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Isaak Bond Investments, Inc. and subsidiary as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Isaak Bond Investments, Inc. and subsidiary's management. Our responsibility is to express an opinion on Isaak Bond Investments, Inc. and subsidiary's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Isaak Bond Investments, Inc. and subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Isaak Bond Investments, Inc. and subsidiary's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.

- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).

- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Isaak Bond Investments, Inc. and subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the auditor since 2019.

Summit llc

Summit LLC
Denver, Colorado
March 31, 2021

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2020

Assets

Assets

Cash and cash equivalents	$	44,455
Due from brokers, dealers & clearing organization		7,409,066
Interest receivable		24,147
Other receivables		191,194
Securities owned, substantially pledged as collateral for amounts due to clearing broker		4,976,969
Cash surrender value of life insurance		339,900
Property and equipment, net of accumulated depreciation of $267,328		27,089
Prepaid Expenses		35,117
Other assets		40,614
Total assets	$	13,088,551

Liabilities and Stockholders' Equity

Liabilities

Due to clearing broker, collateralized by securities owned	$	4,965,067
Securities sold, not yet purchased, at fair value		4,175,649
Accrued interest on securities sold, not yet purchased		17,251
Commissions payable		232,721
Accrued expenses		39,297
Paycheck Protection Program Loan		177,600
Subordinated debt		1,461,000
Capital lease obligation		6,757
Total liabilities		11,075,342

Commitments and contingencies

Stockholders' equity

Common stock, $1 par value; 500,000 shares authorized; 39,316 shares issued and outstanding	39,316
Additional paid-in capital	808,478
Retained earnings	1,165,415
Total stockholders' equity	2,013,209
Total liabilities and stockholders' equity	$ 13,088,551

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Income
For the Year Ended December 31, 2020

Revenues	
Net trading gains and commissions	$ 3,461,873
Syndicate underwriting	623,219
Interest	207,864
Total revenues	4,292,956
Expenses	
Employee compensation and benefits	2,782,512
Technology, data and communications	320,025
Interest	212,441
Clearing charges	112,338
Professional Service Fees	118,287
Other operating expenses	85,479
Occupancy and equipment rental	112,445
Depreciation and amortization	22,169
Total expenses	3,765,696
Net profit	$ 527.260

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2020

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance - December 31, 2019	40,743	$ 40,743	$ 748,262	$ 761,121	$ 1,550,126
Issuance of common stock	1,886	1,886	77,269	-	79,155
Repurchase of common stock	(3,313)	(3,313)	(17,054)	(122,965)	(143,332)
Net profit	-	-	-	$ 527,260	527,260
Balance - December 31, 2020	39,316	$ 39,316	$ 808,477	$ 1,165,416	$ 2,013,209

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2020

Subordinated liabilities at December 31, 2019	$	1,461,000
Issuance of subordinated debt		0
Subordinated liabilities at December 31, 2020	$	1,461,000

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities	
Net gain	$ 527,260
Adjustments to reconcile net gain to net cash used in	
operating activities	
Depreciation and amortization	22,169
Cash surrender value of life insurance	(12,043)
Changes in assets and liabilities	
Due from clearing broker and dealers	(194,889)
Interest receivable	23,399
Other receivables	(125,863)
Securities owned	850,117
Other assets	53,660
Due to clearing broker	(1,250,206)
Commissions payable	(75,313)
Accrued expenses	5,472
	(703,497)
Net cash used in operating activities	(176,237)
Cash flows from investing activities	
Purchase of property and equipment	(14,120)
Net cash used in investing activities	(14,120)
Cash flows from financing activities	
Proceeds from issuance of common stock	79,155
Repurchase of common stock	(143,332)
Due from stockholders	49,929
Issuance of Paycheck Protection Program debt	177,600
Net cash provided by financing activities	163,352
Net decrease in cash and cash equivalents	(27,005)
Cash and cash equivalents - beginning of year	71,460
Cash and cash equivalents - end of year	$ 44,455

Supplemental disclosure of cash flow information:

Cash paid for interest for the year ended December 31, 2020 was $212,441.

Description of Business and Summary of Significant Accounting Policies

Isaak Bond Investments, Inc. and Subsidiary (the "Company") is a Colorado corporation established on March 1, 1977. On July 1, 2010, the Company elected S corporation status. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary operation is proprietary trading of municipal bond securities. The Company's wholly owned subsidiary, Funds Management Corp. ("Management Corp."), has been dormant for several years.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The Company's clearing broker is Hilltop Securities, Inc. ("Hilltop Securities"). Hilltop Securities carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Isaak Bond Investments, Inc. and its subsidiary, Management Corp. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Due from Clearing Broker and Dealers and Other Receivables

Due from clearing broker and dealers are recorded as trades and executed on a trade-date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from three to seven years.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Clearing Deposit and Other Assets

Other assets include $50,936 deposited with Hilltop Securities to offset certain risks assumed by Hilltop Securities related to the clearing and settling of securities and cash transactions on behalf of the Company.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and securities owned. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. Securities owned consist primarily of municipal & corporate bond securities invested in a diversified portfolio of bond positions.

Securities transactions are initiated on a fully disclosed basis with Hilltop Securities. Under the terms of the clearing agreement, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are reviewed daily by management to mitigate market risk.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes are carried at fair value. These derivative instruments consist principally of future contracts to purchase or sell government securities. Fair values are based upon quoted market prices. The fair value of those financial instruments is recorded in securities owned or due to clearing broker, as appropriate. Unrealized gains or losses resulting from these financial instruments are recorded in net trading gains and commissions on the consolidated statement of income.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Accounting

The Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Revenue Recognition and Securities Owned

The Company recognizes revenue relating to proprietary securities transactions and commission income and expense related to customers' securities transactions on a trade-date basis. Municipal securities owned and investment securities are valued at fair value based on trade activity within a publicly observable marketplace with the resulting net unrealized gains and losses included in earnings of the current period.

Income Taxes

The Company has elected to be treated as an S corporation for income taxes purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's stockholders, and no provision for income taxes has been recorded in the accompanying consolidated financial statements.

The Company follows the guidance of ASC Topic 740, *Accounting for Uncertainty in Income Taxes*. ASC Topic 740 prescribes a more-likely-than-not recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, and disclosure and transition of uncertain tax positions.

Interest and penalties associated with tax positions are recorded in the period assessed as other operating expenses. No interest or penalties have been assessed as of December 31, 2020.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Fair Value Accounting

The following tables set forth by level, within the fair value hierarchy, the Company's investment assets and liabilities at fair value on a recurring basis as of December 31, 2020:

Investment Assets	Level 1	Level 2	Level 3	Total
US Treasuries	$ 1,425,187	$ -	$ -	$ 1,425,187
Municipal bonds	-	2,670,757	-	2,670,757
Corporate bonds	-	881,025	-	881,025
Total	$ 1,425,187	$ 3,551,782	$ -	$ 4,976,969

Investment Liabilities	Level 1	Level 2	Level 3	Total
US Treasuries	$ 2,182,962	$ -	$ -	$ 2,182,962
US Treasury futures contracts	1,558,687	-	-	1,558,687
Corporate bonds	-	434,000	-	434,000
Total	$ 3,741,649	$ 434,000	$ -	$ 4,175,649

The Company values US Treasuries based on readily available marketplace quotes from Treasury dealers based on a high volume of specified securities. Municipal and corporate bonds are valued based on trades of the bonds within a publicly observable marketplace. The bond market is based on negotiated contracts between a limited number of parties rather than high-volume exchange transactions. The pricing of bonds can be determined through review of transactions involving the specified bond or a like-kind bond. US Treasury futures contracts are derivatives that are valued at market based on the underlying US Treasuries.

Gains and losses (realized and unrealized) included in earnings for the year ended December 31, 2020 are reported in trading revenues and in other revenues as follows:

	Trading Revenues	Interest
Total gains or losses included in earnings for the year ended December 31, 2020	$ 3,415,087	$ 207,864

Note 3 - Due to Clearing Broker

The Company clears its proprietary trades through another broker-dealer. The Company is required to maintain securities reserve and other collateral accounts with the Company's broker with a balance at all times equal to or greater than the margin requirement on the underlying securities. At December 31, 2020, the Company maintained $2,801,959 in these accounts. This amount is included in the amount due from brokers, dealers. & clearing organizations. The amount due to clearing brokers is collateralized by securities owned by the Company. The Company met all margin requirements, as determined by the clearing broker, as of December 31, 2020.

Note 4 – Capital Leases –Future Minimum Lease Payments

The Company leases office equipment under an agreement that is classified as a capital lease. The cost of equipment under capital leases, terminating November 19, 2024, is included in the consolidated statement of financial condition as property and equipment and was $8,542 for the year ended December 31, 2020. Accumulated amortization of the leased equipment at December 31, 2020 was approximately $2,420. Amortization of assets under capital leases is included in depreciation expense.

The future minimum lease payments required under the capital lease and the present value of the net minimum lease payments as of December 31, 2020 are as follows:

Year Ending December 31

2021	2,170
2022	2,170
2023	2,170
2024	1,809
	8,319
Less amount representing interest	(1,562)
Capital lease obligation	$ 6,757

Note 5 - Commitments

Operating Leases

The Company leases facilities under a non-cancelable operating lease. Rent expense for these leases were $73,352 for the year ended December 31, 2020.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31

2021	37,122
2022	43,333
2023	44,487
2024	18,736
	$ 143,678

Note 6 - Subordinated Debt

Borrowings under subordination agreements at December 31, 2020 are owed to the Company's majority stockholder, and to an employee of the Company, sequentially as follows:

Interest at prime plus 2% (5.25% at December 31, 2020), $461,000 due September 30, 2021 and $400,000 due September 30, 2021	$ 861,000
Interest at 2%, $600,000 due May 01, 2021	$ 600,000
Debt subordinated to all other creditors	$ 1,461,000

For the year ended December 31, 2020, interest expense related to the subordinated debt was $59,808.

The subordinated borrowings are unsecured and are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1").

Note 7 – Paycheck Protection Program

The Company received a loan from 1stBank of Colorado in the amount of $177,600 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 18, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. No determination has been made as to whether the Company will be eligible for forgiveness, in whole or in part. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest beginning up to 16 months from the date of the note until the loan matures on April 1, 2022. The loan may be repaid at any time with no prepayment penalty.

Note 8 - Employee Benefit Plan

The Company's Section 401(k) profit sharing plan covers substantially all full-time employees. The Company's profit-sharing contributions to this plan are determined annually by the Board of Directors and vest over a period from two to six years of service. In addition, the Company has a discretionary match of up to 6% of employee salary deferrals. There were no profit-sharing contributions made by the Company during the year ended December 31, 2020. Employee contributions to the Company's 401(k) plan deducted from their gross pay on 12/31/2020 totaling $3,755 is a liability included in accrued expenses.

Note 9 – Related Party Transactions

One of the Company's customers is a partnership, where the general partner is related to the majority stockholder. In addition to providing investment advisory services, the Company performs certain administrative services for the partnership. For the year ended December 31, 2020, the Company had no earnings from this partnership. The amount due from the partnership was $159,044 as of December 31, 2020, included in other receivables.

Note 10 - Net Capital Requirements

The Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $2,710,921 which was $2,610,921 in excess of its minimum net capital of $100,000. The Company's net capital ratio was 0.11 to 1.

Note 11 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance, and has determined there are no material events requiring recognition or additional disclosure as of that date.

SUPPLEMENTAL INFORMATION

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

Net Capital

Stockholders' equity	$	2,013,209
Additions		
Liabilities subordinated to claims of general creditors		1,461,000
Deductions		
Other receivables		(197,383)
Property and equipment		(27,089)
Other assets		(63,653)
Other investments		(12,078)
Haircuts on securities		
Debt securities		(312,422)
Other securities		(75,632)
Undue concentration		(75,061)
Net capital	$	2,710,891

Aggregate Indebtedness

Payables		
Commissions payable	$	232,721
Accrued expenses and other		63,305
Total aggregate indebtedness	$	296,026

Computation of Basic Net Capital Requirements

Required minimum net capital	$	100,000
Capital in excess of minimum requirement	$	2,610,891
Ratio of aggregate indebtedness to net capital		0.11

Reconciliation with Company's computation:

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

**Computation for Determination of Reserve Requirements Under Rule
15c3-3 December 31, 2020**

Schedule II

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

**Information Relating to Possession or Control Requirements Under Rule
15c3-3 December 31, 2020**

Schedule III

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.



Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owner of
Isaak Bond Investments, Inc. and subsidiary

We have reviewed management's statements as of and for the year ending December 31, 2020, included in the accompanying Exemption Report, in which (1) Isaak Bond Investments, Inc. and subsidiary identified the following provisions of 17 C.F.R. §15c3-3(k) under which Isaak Bond Investments, Inc. and subsidiary claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof and (2) Isaak Bond Investments, Inc. and subsidiary stated that Isaak Bond Investments, Inc. and subsidiary met the identified exemption provisions throughout the most recent fiscal year without exception. Isaak Bond Investments, Inc. and subsidiary's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Isaak Bond Investments, Inc. and subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Summit llc

Denver, Colorado
March 31, 2021



Isaak Bond Investments, Inc & Subsidiary. Exemption Report

Isaak Bond Investments, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2020.

The Company had no obligations under 17 C.F.R. § 240.1503-3 throughout the most recent fiscal year without exception.

I, Donald J. Lemek, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
VP-Operations & CFO

March 31, 2021

ISAAK BOND INVESTMENTS, INC. *Municipal & Corporate Bonds, U.S. Treasuries and Mutual Funds* www.isaakbond.com
3900 South Wadsworth Boulevard, Suite 590, Lakewood, CO 80235 303-623-7500 *tel* 303-623-8120 *fax* 800-279-4426 *toll free*

Isaak Bond Investments, Inc. & Subsidiary

SIPC Assessment Reconciliation
Pursuant to Form SIPC-7
December 31, 2020

General Assessment per Form SIPC-7 including interest	$	6,807
Less payments made with SIPC-6		(3,386)
Amount paid with Form SiPC-7	$	**3,421**



Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT ACCOUNTANT'S REPORT

To the Owner of Isaak Bond Investments, Inc. and subsidiary

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Isaak Bond Investments, Inc. and subsidiary (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
March 31, 2021